Exhibit 99.11

[LETTERHEAD OF SCOPUS VIDEO NETWORKS LTD.]

Via Fax and Email	November 6, 2008
Amir Philips, CFO
Optibase Ltd.
2 Gav Yam Center, 7 Shenkar Street
Herzliya 46120
Israel

Re: Term Sheet for an Asset Purchase Transaction

Dear Amir:

        As you are aware, Scopus Video Networks Ltd. and Optibase Ltd. executed the Term Sheet in August 2008, which expired on September 18, 2008. On October 23, 2008, we have advised you (orally and in writing) that our Board of Directors is seeking to suspend the negotiations and we will contact you within 1-2 weeks.

        This is to inform you that, after further consideration of many factors, including the significant outstanding issues in the contemplated transaction, our Board of Directors resolved, with the assistance of its legal and financial advisors, to terminate the negotiations.

        Kindly note that we have been advised that we must publicly announce the aforesaid termination as soon as practicable and we intend to do so as soon as possible.

        We are in receipt of your letter, dated November 4, 2008, and will respond to it in due course.

Sincerely, /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, CFO Scopus Video Networks Ltd.